Second Best First Quarter in Bowl America History

Bowl America reported net earnings of $.08 per share, the second best for any first or "summer" quarter in its history. Last year's record of $.11* per share included an after tax profit of $138,000 or $.025* per share from the AT&T/Media One merger. Bowl America holds telecommunication stocks in its expansion reserve.

Last year July was an extremely rainy month contributing to high bowling participation. The difference in weather this year had a more important effect on operating results than dislocations caused by the September 11th events. By October, bowling participation and food and beverage sales were running higher than last year. The Company expects, however, to face significant increases in its insurance premiums as a result of the World Trade Center attacks. Health insurance costs are also expected to rise.

Bowl America operates 20 bowling centers in Maryland, Virginia and Florida and its Class A Common Stock trades on the American Stock Exchange with the symbol BWL.A. The Company's form 10-Q is available at www.sec.gov on the Edgar System.